Exhibit 99.3

August 25, 2005

To All Shareholders

Kiyoshi Morita, President and CEO

Daiichi Pharmaceutical Co., Ltd.

14-10, Nihonbashi 3-chome, Chuo-ku, Tokyo 103-8234

Handling of Daiichi Stock in Connection with the Share Transfer

In accordance with the resolution by the ordinary general shareholders’ meeting held on June 29, 2005 (Wednesday), Daiichi Pharmaceutical Co., Ltd., and Sankyo Company, Limited, plan to jointly implement a share transfer on September 28, 2005, and thereby establish a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies will become wholly owned subsidiaries of DAIICHI SANKYO.

As a result of the share transfer, all shareholders recorded in Daiichi’s register of shareholders (including the register of beneficial shareholders; hereinafter the same) on the day (September 27, 2005 (Tuesday)) before the effective date of the share transfer will be allotted 1.159 share of DAIICHI SANKYO for each share of Daiichi.

This notice presents a guide to the current and future handling of Daiichi stock.

—————Information and Suggestions—————

In any of the following four cases, you are not required to submit share certificates.

(1) Shareholders who have deposited all share certificates with the Japan Securities Depository Center, Inc. (JASDEC)

(2) Shareholders who own only registered shares constituting less than one full unit

(3) Shareholders who own only shares for which application has been made for the nonissuance of share certificates

(4) Shareholders who correspond to combinations of cases (1), (2), and/or (3).

However, those currently in possession of Daiichi share certificates due to such reasons as the withdrawal of the certificates from their securities company accounts are requested to read sections 6 and 7 of this notice and submit all of their share certificates during the share certificate submission time period—from August 26 (Friday) through September 27 (Tuesday), 2005.

Shareholders who have deposited their share certificates with their securities company but are not sure that the share certificates are deposited with JASDEC are requested to consult with their securities companies and make sure of the status of their share certificates.

Guide to Handling of Daiichi Pharmaceutical Stock

1. Method of Allotting DAIICHI SANKYO COMPANY, LIMITED Shares

Daiichi shareholders recorded in the final register of shareholders on the day before the share transfer—September 27, 2005 (Tuesday)—will be allocated 1.159 shares of DAIICHI SANKYO for each share of Daiichi.

[Example] If you have 1,234 shares in Daiichi (In the case that your share certificates have been deposited with JASDEC):

1,234 Daiichi shares x 1.159 = 1,430.206 shares in DAIICHI SANKYO

(1) Of this total, 1,430 shares will be recorded in the register of beneficial shareholders of DAIICHI SANKYO and in your securities company account.

(2) The cash proceeds from the sales of the 0.206 share will be paid to you.

2. Regarding the cash proceeds from the sales of fractional shares:

The cash proceeds from the sales of fractional shares due to the allotment is to be paid in a lump sum in accordance with the legally stipulated method, and these proceeds are scheduled to be paid in or after mid-December.

3. Treatment of Allotted Shares in DAIICHI SANKYO

For information on the results of allottment of shares in DAIICHI SANKYO, please refer to “Notice Regarding New Share Allotment due to Share Transfer,” which is scheduled to be dispatched to you on November 16, 2005 (Wednesday).

(1) If You Have Deposited the Share Certificates with JASDEC

Your securities company account will be credited with the shares in DAIICHI SANKYO allocated to you based on the above allocation ratio on September 28, 2005 (Wednesday) (the “share transfer date”).

(2) If You Have Made Application for the Nonissuance of Share Certificates

The shares in DAIICHI SANKYO allocated to you based on the above allocation ratio will continue to be handled as nonissued shares.

(3) The sum of registered shares constituting less than a full unit of shares surpasses 100 shares

If you hold shares in both Daiichi Pharmaceutical and Sankyo, and the sum of registered shares constituting less than a full unit of shares created through the separate allocations of shares in each of those companies surpasses 100 shares, then DAIICHI SANKYO plans to send you a share certificate representing a full unit of shares in or after early December by registered mail.

4. Requests for the Purchase of Shares Not Constituting a Full Unit and Supplemental Sales of Shares Not Constituting a Full Unit

(1) Requests for purchase of Daiichi Pharmaceutical shares not constituting a full unit

Date	Treatment of purchase requests
By September 20 (Tuesday), 2005	Based on Daiichi’s share handling regulations, the requests will be handled as previously.

From September 21 (Wednesday) through September 27 (Tuesday), 2005	Because trading in Daiichi shares on stock exchanges is scheduled to be terminated, requests for the purchase of shares not constituting a full unit will not be handled during this period of time.

*	If you have deposited the share certificates with JASDEC, requests for the purchase of shares not constituting a full unit are submitted via your securities company, and you should ask your securities company about time-period limits for handling such requests.

(2) Requests for supplemental sales of Daiichi Pharmaceutical shares not constituting a full unit

Please be aware that Daiichi does not have a system for handling supplemental sales of shares not constituting a full unit.

(3) Requests for purchase of DAIICHI SANKYO shares not constituting a full unit

Date	Treatment of purchase requests
From September 28 (Wednesday) through November 15 (Tuesday), 2005	Requests will be handled based on DAIICHI SANKYO’s share handling regulations (The purchase price will be the closing price on the Tokyo Stock Exchange on the day when the purchase request application arrives at the office of the company’s share transfer agent or one of the liaison offices. If there are no transactions in the company’s stock on that day, then the price of the first subsequent transaction will be used).

Please be aware that the payment of this price is scheduled to be made on November 21, 2005 (Monday). If you have submitted your share certificates during the share certificate submission period, please present your request together with your receipt ticket from the submission process.

From November 16 (Wednesday), 2005	Requests will be handled based on DAIICHI SANKYO’s share handling regulations.

(4) Requests for supplemental sales of DAIICHI SANKYO shares not constituting a full unit

DAIICHI SANKYO will begin accepting requests for supplemental sales of its shares not constituting a full unit beginning from December 1, 2005 (Thursday). Requests cannot be accepted during the period from September 28, 2005 (Wednesday), through November 30, 2005 (Wednesday).

In addition, if the number of shares needed to respond to requests for supplemental sales of shares not constituting a full unit received on a single day exceeds the number of shares of treasury stock held by DAIICHI SANKYO on that day, it will not be possible to comply with all such requests on that day. Accordingly, those wishing to request supplemental sales of shares not constituting a full unit should consult with the stock transfer agent in advance.

5. Schedule of Share Transfer Events and Trading of Shares in the Market

Trading of shares in the market is scheduled to be as described in the following table. Please give due consideration in advance to scheduled temporary stock trading restrictions.

Date	Event	Trading of shares in the market
August 26 (Friday), 2005	Start of submission of share certificates of Daiichi	Daiichi stock may be traded on stock exchanges until September 20 (Tuesday).

September 20 (Tuesday), 2005	Final day of Daiichi stock trading

September 21(Wednesday), 2005	Delisting date of Daiichi stock	From September 21 (Wednesday) trading of Daiichi stock on stock exchanges will not be possible.

September 27 (Tuesday), 2005	Final day for Submissions of share certificates of Daiichi

September 28 (Wednesday), 2005	Effective date of share transfer Listing of DAIICHI SANKYO Shares	DAIICHI SANKYO shares for which application has been made for registration with JASDEC by mid-September 2005 may be sold from September 28 (Wednesday).

6. Treatment of Share Certificates Not Deposited with JASDEC

If you are currently in possession of Daiichi share certificates because they have been withdrawn from your securities company account or for some other reason, please consult with the stock transfer agent.

(1) Share certificate submission period

From August 26 (Friday) through September 27 (Tuesday), 2005

(2) Dispatch date of new share certificates of DAIICHI SANKYO

Scheduled to be November 16 (Wednesday), 2005

Please be aware that once the share certificates of Daiichi have been submitted, you will not be able to sell your shares until you receive your new share certificates.

7. Offices Handling Stock Submissions and Inquiries

Office of stock transfer agent

UFJ Trust Bank Limited

Share Transfer Agency Department

10-11, Higashisuna 7-chome, Koto-ku, Tokyo 137-8081

Tel: +81-3-5683-5111

(Toll-free number in Japan: 0120-232-711)

Liaison offices

Branches of UFJ Trust Bank Limited

Head office and branches of Nomura Securities Co., Ltd.

(Please be aware that Daiichi itself will not directly handle these procedures.)

Due to a merger, UFJ Trust Bank will be renamed Mitsubishi UFJ Trust Bank from October 1, 2005, but this will not result in any changes to the share transfer procedures.

End